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                           January 20, 2021

       Brendan Flood
       Chief Executive Officer
       Staffing 360 Solutions, Inc.
       641 Lexington Avenue
       27th Floor
       New York, NY 10022

                                                        Re: Staffing 360
Solutions, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 13,
2021
                                                            File No. 333-252059

       Dear Mr. Flood:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Donald
Field at 202-551-3680 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services